July 17, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 505 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to add one new fund to the Trust: Power Dividend Index Fund.  Please note that the Prospectus contains prior performance of the Adviser’s proprietary index, which includes hypothetical back-tested data.  The Adviser can provide all supporting documentation with respect to the index and the data to the staff for their review.

If you have any questions, please contact Cassandra Borchers at (513) 352-6632.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP